

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 6, 2016

Charles W. Scharf
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

>   **Re: Visa Inc.**
>   **Form 8-K filed January 28, 2016**
>   **Form 8-K filed December 2, 2015**
>   **File No. 001-33977**

Dear Mr. Scharf:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathleen

                            Kathleen Collins
                            Accounting Branch Chief
                            Office of Information Technologies
                            and Services